INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
TDP Energy Company

We have audited the accompanying consolidated balance sheets of TDP Energy Company and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, retained earnings, and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TDP Energy Company and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ardmore, Oklahoma May 5, 2004, except as to Note 7 as to which the date is June 1, 2004
                            TDP Energy Company
                       Consolidated Balance Sheets



           ASSETS
                                                              December 31,
                                                       ------------------------
                                                           2003         2002
                                                       -----------  -----------
Current Assets:
  Cash and cash equivalents                            $ 1,771,000  $   299,000
  Accounts receivable (Note 2)                             789,000      871,000
  Marketable securities                                    755,000    2,432,000
  Notes receivable - current
   portion (Note 6)                                      1,252,000      198,000
  Land held for resale                                   1,598,000            -
  Income taxes receivable                                  130,000      544,000
  Prepaid expenses and other                               174,000      172,000
                                                       -----------  -----------
Total Current Assets                                     6,469,000    4,516,000
                                                       -----------  -----------

Property and Equipment, At Cost:
  Oil and gas, successful
   efforts method                                       18,270,000   16,409,000
  Office building and land                                 378,000      378,000
  Furniture and fixtures                                   198,000      198,000
  Autos and trucks                                         220,000      220,000
                                                       -----------  -----------
                                                        19,066,000   17,205,000
  Less: Accumulated depreciation
   and depletion                                        (9,250,000)  (7,689,000)
                                                       -----------  -----------

Total Property and Equipment                             9,816,000    9,516,000
                                                       -----------  -----------
Other Assets:
 Notes receivable                                          582,000      596,000
 Due from stockholder                                            -      924,000
 Other                                                     268,000      175,000
                                                       -----------  -----------
Total Other Assets                                         850,000    1,695,000
                                                       -----------  -----------


Total Assets                                           $17,135,000  $15,727,000
                                                       ===========  ===========






The accompanying notes are an integral part of these financial statements.




                             TDP Energy Company
                         Consolidated Balance Sheets





LIABILITIES AND STOCKHOLDERS' EQUITY

                                                           December 31,
                                                      ------------------------
                                                          2003         2002
                                                      -----------  -----------
Current Liabilities:
  Current portion of long term debt                   $ 1,339,000  $    33,000
  Accounts payable and
   accrued liabilities                                  1,024,000    1,177,000
                                                      -----------  -----------
Total Current Liabilities                               2,363,000    1,210,000

Long-term debt (Note 3)                                 4,215,000    3,738,000

Deferred taxes (Note 5)                                   746,000      802,000

Other noncurrent liabilities                              811,000      746,000

Commitment and Contingencies
 (Notes 3 and 7)

Stockholders' Equity:
  Common stock, par value $1,
   1,000 shares authorized and
   outstanding                                              1,000        1,000
  Paid in capital                                         389,000      389,000
  Retained earnings                                     8,610,000    8,841,000
                                                      -----------  -----------
     Total Stockholders' Equity                         9,000,000    9,231,000
                                                       ----------  -----------


Total Liabilities
  and Stockholders' Equity                            $17,135,000  $15,727,000
                                                      ===========  ===========








The accompanying notes are an integral part of these financial statements.
                            TDP Energy Company
                     Consolidated Statements of Income
                          and Retained Earnings



                                                             Year Ended
                                                             December 31,
                                                         ----------------------
                                                             2003        2002
                                                         ----------  ----------

Revenues:
  Oil and gas revenue                                    $6,289,000  $5,048,000
  Lease operations                                          267,000     239,000
  Investment income                                         511,000     471,000
  Miscellaneous income                                       65,000     122,000
  Realized gains on sale of property                        383,000     330,000
                                                        -----------  ----------
        Total Revenues                                    7,515,000   6,210,000

Expenses:
  Oil and gas operations                                  3,636,000   2,887,000
  General and administrative                              1,344,000   1,140,000
  Depreciation, depletion and
   amortization                                           2,522,000   1,418,000
 Interest expense                                           181,000     105,000
                                                         ----------  ----------

Total Expenses                                            7,683,000   5,550,000
                                                         ----------  ----------

Income Before Taxes                                        (168,000)    660,000
(Provision) Benefit from
  Income Taxes (Note 5)                                      87,000    (183,000)
                                                         ----------  ----------

Net Income (Loss)                                           (81,000)    477,000

Retained Earnings, Beginning of Year                      8,841,000   8,364,000

Dividends Paid                                             (150,000)          -
                                                         ----------  ----------

Retained Earnings, End of Year                           $8,610,000  $8,841,000
                                                         ==========  ==========







The accompanying notes are an integral part of these financial statements.

                              TDP Energy Company
                    Consolidated Statements of Cash Flows
                                                      Year Ended December 31,
                                                     ------------------------
                                                         2003          2002
                                                     ------------  ------------
Cash Flows from Operating Activities:
Net income                                             $   (81,000)  $  477,000
Adjustments to reconcile net income to
 net cash provided by operations:
  Depreciation, depletion & amortization                 2,522,000    1,418,000
  Gain on sale of assets                                  (383,000)    (330,000)
  Net change in deferred taxes                             (56,000)     647,000
  Changes in working capital:
   Decrease in marketable securities                     1,677,000      405,000
   Decrease (increase) in accounts
    receivable and income tax receivable                   496,000     (863,000)
   Increase in land held for resale                     (1,598,000)           -
   Decrease (increase) in prepaid
    expenses and other                                      (2,000)      17,000
   Decrease in accounts payable                           (153,000)    (252,000)
   Increase in suspended revenue                            65,000       87,000
                                                       -----------  -----------
Net Cash Provided by
  Operating Activities                                   2,487,000    1,606,000
                                                       -----------  -----------

Cash Flows from Investing Activities:
 Purchases of property and equipment                    (3,038,000)  (6,213,000)
  Decrease (increase) notes receivables                 (1,040,000)   3,118,000
  Proceeds from sale of oil
   and gas properties                                      599,000      422,000
  Decrease (increase) in advances
   to stockholder, net                                     924,000     (494,000)
  Other                                                    (93,000)           -
                                                       -----------  -----------
Net Cash Used in Investing Activities                   (2,648,000)  (3,167,000)
                                                       -----------  -----------

Cash Flows from Financing Activities:
  Increase in long term debt                             1,783,000    2,009,000
  Dividends paid                                          (150,000)           -
  Decrease in payable to partnerships                            -     (378,000)
                                                       -----------  -----------
Net Cash Flows Provided by Financing
 Activities                                              1,633,000    1,631,000
                                                       -----------  -----------

Increase in Cash                                         1,472,000       70,000
Cash, Beginning of Year                                    299,000      229,000
                                                       -----------  -----------
Cash, End of Year                                      $ 1,771,000   $  299,000
                                                       ===========  ===========
 Supplemental Disclosures of Cash Flow Information:
  Interest expense paid                                   $181,000   $  105,000
  Income taxes paid                                       $130,000   $   63,000
The accompanying notes are an integral part of these financial statements.

                               TDP Energy Company
                   Notes to Consolidated Financial Statements
                           December 31, 2003 and 2002
                               TDP Energy Company
                   Notes to Consolidated Financial Statements
                           December 31, 2003 and 2002



Note 1   Summary of Significant Accounting Policies

                  The Company is principally engaged in the production and operation of oil and gas producing properties. The Company also serves as operator for certain oil and gas wells and considers the fees received from non-operator interest owners as a source of revenue.

                  Consolidation -

                  The consolidated financial statements include the accounts of TDP Energy Company (Company), its wholly owned subsidiaries TriPower Resources, Inc. and Buttes Energy Company and its 50% share of the assets and liabilities of a joint venture, 12th & Rockford, LLC. All significant intercompany balances between these entities have been eliminated.

                  Cash and Cash Equivalents -

                  Cash and cash equivalents include cash on hand and investments purchased with maturities of three months or less.

                  Property and Equipment -

                  The Company accounts for oil and gas properties under the successful efforts method of accounting whereby costs to acquire interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved properties are expensed as incurred. Capitalized costs of producing oil and gas properties are amortized to operations by the unit-of-production method based on proved developed oil and gas reserves on a property-by-property basis.

                  Building is depreciated on the straight line method over 20 years. Furniture and fixtures are depreciated on the straight-line method over five years. Autos and trucks are depreciated on the straight-line method over three to five years.


                               TDP Energy Company
                   Notes to Consolidated Financial Statements
                           December 31, 2003 and 2002
                               TDP Energy Company
                   Notes to Consolidated Financial Statements
                           December 31, 2003 and 2002




Note 1   Summary of Significant Accounting Policies - Continued

                  Property and Equipment (continued) -

                  Upon sale, retirement or other disposal, the related costs and accumulated depreciation and depletion of items of property and equipment are removed from the related accounts and any gain or loss is recognized. The Company recognizes impairment on identifiable long-lived assets when estimated future undiscounted cash flows associated with the asset exceed the asset's unamortized carrying amount. If the carrying amount exceeds the undiscounted future cash flow, the asset is written down to market value.

                  Investments -

                  Investments in trading securities with quoted market values are reflected at fair value. Unrealized gains and losses are included in earnings.

                  Investments in equity securities with no quoted market value are stated at cost.

                  Suspended Oil and Gas Revenue -

                  Oil and gas revenues due to third parties which are held pending proof of ownership and which are not expected to be paid during the next year are classified as long term liabilities in the accompanying financial statements.

                  Revenues -

                  Administrative fees received as operator of oil and gas wells are reflected in the consolidated financial statements as operating revenue.










Note 1   Summary of Significant Accounting Policies - Continued

                  Hedging Activities -

                  The Company through its subsidiary, from time to time, uses fixed price hedging arrangements in connection with anticipated crude oil and natural gas sales to minimize the impact of price fluctuations. Although these hedging arrangements expose the Company to credit risk, the Company monitors the creditworthiness of its counterparties and believes that losses from nonperformance are unlikely to occur. Hedging gains and losses are recorded in oil and gas revenues.

                  Income Taxes -

                  Income tax expense is based on reported earnings before income taxes. Deferred income taxes are established for all temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and for tax purposes. Deferred tax balances are adjusted to reflect tax rates, based on currently enacted tax laws, that will be in effect in the years in which the temporary differences are expected to reverse. Deferred tax assets may be reduced by a valuation allowance for that portion that is not reasonably expected to be realized.

                  Use of Estimates -

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 1   Summary of Significant Accounting Policies - Continued

                  Reclassifications -

                  Certain reclassifications have been made to the prior year's consolidated balance sheet to conform to the current year's presentation.


Note 2   Accounts Receivable

                  Accounts receivable consists of the following as of
                  December 31:
                                                              2003        2002
                                                          ---------    --------
                  Trade Accounts Receivable               $ 865,000   $ 942,000
                  Less: Allowance for
                           Doubtful Accounts               (107,000)   (102,000)
                                                          ---------   ---------
                  Net Trade Receivables                     758,000     840,000
                  Employee Receivable                        31,000      31,000
                                                          ---------   ---------
                  Net Accounts Receivable                 $ 789,000   $ 871,000
                                                          =========   =========

Note 3   Long Term Debt

                  Long term debt at December 31 consists of:

                                                              2003        2002
                                                          ---------   ---------
                  Note payable to bank, prime
                   rate of interest (4% at
                   December 31, 2003),
                   due April, 2005                       $3,927,000  $3,560,000

                  Note payable, 5.25% interest,
                   due August, 2013, monthly
                   principal and interest
                   installments of $3,433,
                   secured by building                      313,000     211,000

                  Note payable, prime plus 1%,
                   (5.0% at December 31, 2003),
                   due December, 2004 (Note 7)            1,314,000           -
                                                         ----------  ----------
                                                          5,554,000   3,771,000
           Less: current portion                          1,339,000      33,000
                                                         ----------  ----------
                                                         $4,215,000  $3,738,000


Note 3   Long Term Debt - Continued

                  At December 31, 2003, the company has a line of credit with a bank in the amount of $4,299,000 of which $3,927,000 was outstanding at December 31, 2003 plus $281,000 which was committed under various letters of credit. The line of credit has a monthly reduction of availability reducing the credit line by $61,000 on the first day of each month.

                  Principal maturities of long term debt for 2004 through 2008 are $1,339,000, $3,954,000, $28,000, $30,000 and $31,000, and
                  $172,000 thereafter, respectively.


Note 4   Employee Benefit Plans

                  The Company provides a 401(k) plan for all employees with one month of active service. The Company contributes one-half of the employee's contribution, up to 6% of annual salary. The Company's total cost for 2003 and 2002 is $17,000 and $13,000, respectively.


Note 5   Income Taxes

                  The components of deferred taxes at December 31 are as
                  follows:
                                                            2003        2002
                                                         ----------  ----------
                  Deferred Liabilities:
                   Depreciation, depletion and
                     amortization                        $1,450,000  $1,256,000
                  Marketable securities                      32,000           -
                  Other                                      29,000      32,000
                                                         ----------   ---------
            Total Deferred Liabilities                    1,511,000   1,288,000
                                                         ----------   ---------
          Deferred Assets:
           Allowance for bad debts                           (8,000)     (8,000)
           Accrued expenses for financial
            statement purposes                              (15,000)    (41,000)
           Marketable securities                                  -     (37,000)
           Excess depletion carryforward                   (360,000)   (290,000)
           Net operating losses                            (272,000)          -
           Alternative minimum tax                         (110,000)   (110,000)
                                                          ----------  ---------
            Total Deferred Assets                          (765,000)   (486,000)
                                                          ----------  ---------

           Net Deferred Tax Liabilities                  $  746,000  $  802,000
                                                         ==========  ==========

Note 5   Income Taxes - Continued

                  The components of income tax expense (benefit) are:


                                                            2003       2002
                                                         ----------  ----------
                           Current expense -
                            Federal                       $       -   $(504,000)
                            State                           (31,000)    (60,000)
                           Deferred expense -
                            Federal                        (133,000)    697,000
                            State                            77,000      50,000
                                                         ----------  ----------

               Total                                    $   (87,000) $  183,000
                                                        ===========  ==========

                  The effective tax rate differs from the amounts computed by applying the federal income tax rate of 34% to income before income tax because of the following:

                                                              2003       2002
                                                          ---------   ---------
                  Income tax provision (benefit)
                   computed at statutory rate             $ (57,000)  $ 225,000
                  State income taxes                        (41,000)     22,000
                  Other                                      11,000     (64,000)
                                                           ---------  ---------
                  Provision for income tax                $ (87,000) $  183,000
                                                          =========   =========





Note 6   Related Party Transactions

                  The company paid an annual management fees of $120,000 in 2003 and 2002 to its majority stockholder, Redwood Microcap Fund, Inc. ("Redwood"). Advances to Redwood totaled $-0- and $451,000 in 2003 and 2002, respectively. Interest income from Redwood totaled $72,000 and $43,000 in 2003 and 2002, respectively. At December 31, 2003, the amount due from Redwood is zero.

                  During 2003 and 2002, the Company made advances to certain affiliated entities which are owned by Redwood. Advances were made to Napa Canyon, LLC, in the amounts of $1,377,000, and $259,000, at the prime rate of interest plus 3%, and to Alta Broadcasting Company in the amounts of $1,078,000 and $265,000, at 12% interest, in 2003 and 2002, respectively. The Company recorded interest income from the advances of $123,000 and $69,000 in 2003 and 2002, respectively. As of December 31, 2003, the advances plus accrued interest receivable were $65,000 for Napa Canyon LLC and $1,164,000 for Alta Broadcasting Company, respectively.


Note 7   Commitments and Contingency

                  TriPower Resources (TriPower), a wholly-owned subsidiary of the Company, has an employment agreement with its president for a base salary of $131,000 per year. The agreement terminates (other than death, disability, resignation or termination for cause) on the first to occur of (1) March 31, 2006 plus two five year automatic extensions or (2) the retirement of the outstanding principal and interest of that certain convertible promissory note issued by Redwood Microcap to such employee. Termination without cause by TriPower or employee termination with cause obligates TriPower to pay, in the aggregate, the remaining unpaid compensation for the balance of the term.





Note 7   Commitments and Contingency - Continued

                  TriPower is a 50% member in a joint venture, 12th & Rockford, LLC. The LLC entered into a mortgage loan agreement with a bank of which the outstanding balance at December 31, 2003 is $2,275,000, secured by the real estate holdings of the LLC. The consolidated financial statements of the company include TriPower's share of the note as of December 31, 2003, $1,314,000 (see Note 3); however, TriPower is an unlimited guarantor of the mortgage note.

                  A minority stockholder of the Company has filed a derivative suit and a stockholder demand for inspection of the books and records of the company. The parties have entered into a settlement agreement whereby the minority stockholder will surrender all of its shares of TDP Energy common stock in exchange for an amount to be determined by independent appraisals of this minority interest as of December 31, 2000. A downpayment of 25% will be paid as a dividend. The balance plus interest, at the rate of First Oklahoma Bank prime plus 2%, is to be paid $100,000 per month for twenty-seven months with any balance remaining thereafter payable at the end of the 27th month.